UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 28, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2019, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2019

Table of contents

2	UBS AG standalone financial statements (audited)

34	UBS AG standalone regulatory information

UBS AG standalone financial statements (audited)

UBS AG standalone financial statements
(audited)

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.19	31.12.18	31.12.19	31.12.18
Interest and discount income[1]		7,421	6,439	7,380	6,347
Interest and dividend income from trading portfolio[1]		3,322	2,708	3,300	2,666
Interest and dividend income from financial investments		470	401	467	395
Interest expense[2]		(10,474)	(9,240)	(10,427)	(9,106)
Gross interest income		739	308	721	301
Credit loss (expense) / recovery		(43)	(54)	(43)	(54)
Net interest income		695	254	677	248
Fee and commission income from securities and investment business and other fee and commission income	25	3,164	2,491	3,146	2,454
Credit-related fees and commissions		154	152	153	150
Fee and commission expense		(674)	(844)	(670)	(832)
Net fee and commission income		2,643	1,799	2,629	1,772
Net trading income	3	3,337	4,443	3,342	4,381
Dividend income from investments in subsidiaries and other participations		3,508	3,712	3,537	3,645
Income from real estate holdings	25	532	645	530	635
Sundry ordinary income	4, 25	1,579	1,786	1,569	1,761
Sundry ordinary expenses	4	(321)	(599)	(322)	(590)
Other income from ordinary activities		5,298	5,544	5,314	5,452
Total operating income		11,975	12,040	11,962	11,853
Personnel expenses	5, 25	3,330	3,456	3,310	3,407
General and administrative expenses	6, 25	3,676	4,212	3,650	4,151
Subtotal operating expenses		7,006	7,667	6,960	7,558
Impairment of investments in subsidiaries and other participations	25	206	760	202	747
Depreciation, amortization and impairment of property, equipment, software and intangible assets		762	712	755	702
Changes in provisions and other allowances and losses	25	112	399	108	394
Total operating expenses		8,086	9,539	8,026	9,400
Operating profit		3,889	2,501	3,935	2,452
Extraordinary income	7	204	170	199	167
Extraordinary expenses	7	1	0	1	0
Tax expense / (benefit)	8	245	(663)	244	(651)
Net profit / (loss)		3,848	3,333	3,890	3,269

1 Interest income includes negative interest income of approximately USD 0.4 billion (CHF 0.4 billion) for the year ended 31 December 2019 (approximately USD 0.4 billion (CHF 0.4 billion) for the year ended 31 December 2018).    2 Includes negative interest expense on financial liabilities of approximately USD 0.3 billion (CHF 0.3 billion) for the year ended 31 December 2019 (approximately USD 0.3 billion (CHF 0.3 billion) for the year ended 31 December 2018).

Balance sheet
		USD million		CHF million
	Note	31.12.19	31.12.18	31.12.19	31.12.18

Assets
Cash and balances at central banks		36,258	36,297	35,102	35,688
Due from banks	2, 22	27,474	29,761	26,598	29,262
Receivables from securities financing transactions	9, 22	62,844	77,893	60,841	76,587
Due from customers	2, 10, 11, 22	110,334	111,317	106,818	109,450
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	2	24,203	22,431	23,432	22,055
Mortgage loans	10, 11	4,664	4,727	4,515	4,648
Trading portfolio assets	12	116,843	95,612	113,119	94,009
Derivative financial instruments	13	12,436	15,139	12,039	14,885
Financial investments	14	23,463	25,666	22,715	25,235
Accrued income and prepaid expenses		1,400	1,410	1,356	1,387
Investments in subsidiaries and other participations	15	49,631	49,528	48,049	48,698
Property, equipment and software		6,227	6,546	6,029	6,437
Goodwill and other intangible assets		12	22	12	22
Other assets	11, 16	3,158	3,888	3,056	3,822
Total assets		478,946	480,238	463,681	472,184
of which: subordinated assets		6,688	6,009	6,475	5,908
of which: subject to mandatory conversion and/or debt waiver		4,885	4,332	4,729	4,260

Liabilities
Due to banks	22	61,860	42,482	59,889	41,769
Payables from securities financing transactions	9, 22	27,022	44,016	26,160	43,278
Due to customers	22	120,417	112,794	116,580	110,903
Funding received from UBS Group AG and UBS Group Funding (Switzerland) AG eligible as total loss-absorbing capacity at UBS AG level	2, 22	47,553	41,782	46,037	41,081
Trading portfolio liabilities	12	25,292	23,453	24,486	23,060
Derivative financial instruments	13	16,326	17,268	15,805	16,979
Financial liabilities designated at fair value	12, 19	65,647	56,226	63,555	55,283
of which: debt issued designated at fair value		64,260	54,203	62,212	53,294
of which: other financial liabilities designated at fair value		1,386	2,023	1,342	1,989
Bonds issued		55,014	83,743	53,261	82,339
of which: eligible as total loss-absorbing capacity at UBS AG Level		7,266	7,468	7,034	7,343
Accrued expenses and deferred income		3,362	3,350	3,255	3,294
Other liabilities	16	3,551	2,601	3,439	2,557
Provisions	11	1,198	1,416	1,160	1,392
Total liabilities		427,242	429,130	413,626	421,934

Equity
Share capital	20	393	393	386	386
General reserve		36,326	36,326	35,649	35,649
of which: statutory capital reserve		36,326	36,326	35,649	35,649
of which: capital contribution reserve[1]		36,326	36,326	35,649	35,649
Voluntary earnings reserve		11,138	11,054	10,130	10,946
Net profit / (loss) for the period		3,848	3,333	3,890	3,269
Total equity		51,705	51,107	50,055	50,250
Total liabilities and equity		478,946	480,238	463,681	472,184
of which: subordinated liabilities		22,236	18,446	21,528	18,137
of which: subject to mandatory conversion and/or debt waiver		21,674	17,721	20,984	17,423

UBS AG standalone financial statements (audited)

Balance sheet (continued)
	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18

Off-balance sheet items
Contingent liabilities, gross	13,116	16,019	12,698	15,750
Sub-participations	(1,489)	(1,675)	(1,441)	(1,647)
Contingent liabilities, net	11,627	14,344	11,257	14,103
of which: guarantees to third parties related to subsidiaries	5,867	7,480	5,680	7,355
Irrevocable loan commitments, gross	22,232	25,664	21,524	25,234
Sub-participations	(782)	(643)	(758)	(632)
Irrevocable loan commitments, net	21,450	25,021	20,766	24,601
Forward starting transactions[2]	12,372	8,536	11,978	8,393
of which: reverse repurchase agreements	9,288	4,766	8,992	4,686
of which: securities borrowing agreements	0	12	0	12
of which: repurchase agreements	3,085	3,758	2,986	3,695
Liabilities for calls on shares and other equity instruments	4	5	4	5

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 35.6 billion capital contribution reserve available as of 31 December 2019, an amount limited to CHF 20.5 billion is available from which dividends may be paid without a Swiss withholding tax deduction.    2 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Contingent liabilities include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – Value added tax (VAT)

UBS AG is jointly and severally liable for the combined VAT liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantees – UBS Europe SE

Following the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE in March 2019, UBS AG issued a guarantee for the benefit of counterparties of UBS Europe SE’s Investment Bank, covering transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for the benefit of each counterparty of UBS Limited continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by UBS Limited prior to the merger into UBS Europe SE, to the extent such an agreement has not been amended by UBS Europe SE thereafter.

Under both guarantees, UBS AG promises to pay to the beneficiary counterparties any unpaid balance of liabilities covered under the terms of the guarantees on demand. These guarantees are included as Contingent liabilities in the off-balance sheet items table above.

Indemnities – UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into an agreement with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2019, the amount of such potential payment obligations could not be reliably estimated and the table above does therefore not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued on behalf of UBS Europe SE an indemnity in favor of this fund. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

Statement of changes in equity
USD million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2019	393	36,326	11,054	3,333	51,107
Dividends and other distributions			(3,250)		(3,250)
Net profit / (loss) appropriation			3,333	(3,333)	0
Net profit / (loss) for the period				3,848	3,848
Balance as of 31 December 2019	393	36,326	11,138	3,848	51,705
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2019	386	35,649	10,946	3,269	50,250
Dividends and other distributions			(3,312)		(3,312)
Net profit / (loss) appropriation			3,269	(3,269)	0
Net profit / (loss) for the period				3,890	3,890
Currency translation difference			(773)		(773)
Balance as of 31 December 2019	386	35,649	10,130	3,890	50,055

UBS AG standalone financial statements (audited)

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 27 April 2020 approve the appropriation of total profit and an ordinary dividend distribution of USD 3,848 million as follows:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.19	31.12.19
Net profit for the period	3,848	3,890
Profit / (loss) carried forward	0	0
Total profit available for appropriation	3,848	3,890

Appropriation of total profit
Appropriation to voluntary earnings reserve	0	(165)
Dividend distribution	(3,848)	(3,725)[1]
Profit / (loss) carried forward	0	0
1 For illustrative purposes, translated at closing exchange rate as of 31 December 2019 (CHF / USD 1.03).

The ordinary dividend distribution is declared and paid in USD. The total amount of the dividend distribution will be capped at CHF 7,696 million (Cap). To the extent that the CHF equivalent of the total dividend distribution of USD 3,848 million would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the USD per share amount of the dividend will be reduced on a pro-rata basis so that the total CHF amount does not exceed the Cap. To the extent the CHF equivalent of the total dividend distribution exceeds CHF 3,890 million but does not exceed the Cap, the total dividend distribution in USD remains as is and is booked against the total profit in USD, while the CHF currency difference of maximum CHF 3,806 million is balanced through the CHF translation of the voluntary earnings reserve account.

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all four UBS business divisions and Corporate Center. In the ordinary course of business, main contributors to the net profit / (loss) of UBS AG are Global Wealth Management, the Investment Bank, Group Treasury and Corporate Center - Services. The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Group Treasury and Global Wealth Management business booked outside of Switzerland as well as investments in subsidiaries and other participations in Group Treasury and fixed assets of Corporate Center – Services.

UBS AG employed 10,365 personnel on a full-time equivalent basis as of 31 December 2019 compared with 11,099 personnel as of 31 December 2018.

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS AG outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2019. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 38 of the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

→     Refer to the UBS Group AG and UBS AG Annual Report 2019 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2019.

Further information on the use of derivative instruments and hedge accounting is provided in Note 2b below and Notes 1, 11 and 28 to the consolidated financial statements of UBS AG.

→     Refer to the UBS Group AG and UBS AG Annual Report 2019 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Deferred compensation

Expenses for awards under employee share, option, notional fund and deferred cash compensation plans granted to UBS AG employees are generally charged by UBS Group AG to UBS AG. Obligations related to other compensation vehicles, such as local awards, are held by the relevant employing and / or sponsoring subsidiaries, such as UBS AG.

→     Refer to Note 30 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2019 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into US dollars using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the US dollar are translated into US dollars at the closing exchange rate. Income and expense items of such branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 37 of the consolidated financial statements of UBS AG.

→     Refer to the UBS Group AG and UBS AG Annual Report 2019 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Presentation currencies

As the primary presentation currency of the financial statements of UBS AG is US dollars, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS AG applies the modified closing rate method for translating the US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 675 million as of 31 December 2019 (positive CHF 98 million as of 31 December 2018).

Structured debt instruments

Structured debt instruments comprise debt instruments issued and transacted over-the-counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–       The structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–       The application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise;

–       Changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

→     Refer to Note  19 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG in the form of loans that qualify as going concern additional tier 1 capital at the UBS AG consolidated and standalone levels and as gone concern loss-absorbing capacity at the UBS AG consolidated level. A portion of Group-internal funding obtained is further on-lent by UBS AG to certain subsidiaries in the form of loans.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS AG consolidated or standalone, or at the levels of significant regulated subsidiaries as defined for Pillar 3 disclosure purposes, the aggregate amounts of the respective obligations and claims are separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

UBS AG obligations arising from Group-internal funding it has received are presented as Funding received from UBS Group AG and UBS Group Funding (Switzerland) AG eligible as total loss-absorbing capacity at UBS AG level and measured at amortized cost. UBS AG claims arising from Group-internal funding it has provided are presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity and measured at amortized cost less any allowance for credit losses. Previously, these claims were presented as part of Due from banks and Due from customers, as outlined in the following table.

Change of the presentation of UBS AG claims arising from Group-internal funding
	USD million		CHF million
	As disclosed in the Annual Report 2019	As disclosed in the Annual Report 2018	As disclosed in the Annual Report 2019	As disclosed in the Annual Report 2018
	31.12.18	31.12.18	31.12.18	31.12.18
Due from banks	29,761	46,092	29,262	45,319
Due from customers	111,317	117,417	109,450	115,448
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	22,431		22,055
Total	163,508	163,508	160,767	160,767

Note 2  Accounting policies (continued)

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually and when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying amount above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as  Impairment of investments in subsidiaries and other participations. Reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

→     Refer to Note 15 for more information

Services received from and provided to Group entities

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS AG provides services to Group entities mainly relating to real estate and selected other Corporate Center – Services functions. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense, Net trading income or General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→     Refer to Notes 4 and 6 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund which is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

→     Refer to Note 21 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 29 of the consolidated financial statements of UBS AG.

→     Refer to the UBS Group AG and UBS AG Annual Report 2019 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Article 1156 in conjunction with Article 652a of the Swiss Code of Obligations, including an income statement, a balance sheet and a note on the basis of accounting.

b) Changes in accounting policies

Hedge accounting for Investments in subsidiaries and other participations

Since 1 July 2019 UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar, which are designated as hedged item. For this purpose, foreign exchange (FX) derivatives, mainly FX forwards and FX swaps are used and designated as hedging instruments.

The hedged risk is determined as the change in the carrying amount of the hedged item arising solely from changes in spot foreign exchange rates. Consequently, UBS AG only designates the spot element of the FX derivatives as hedging instruments. Changes in the fair value of the hedging instruments attributable to changes in forward points and the effect of discounting are not part of a hedge accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in Net trading income.

The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as Other assets or Other liabilities to the extent no change is recognized in the carrying amount of the hedged item arising from changes in spot foreign exchange rates. Otherwise the effective portion of gains and losses of these FX derivatives is matched with the corresponding valuation adjustments of the hedged item recorded in the income statement and recorded as a reduction of Impairment of investments in subsidiaries and other participations and of Extraordinary income, respectively.

Note 2  Accounting policies (continued)

c) Accounting policies to be adopted in the future

Amendment of accounting standards applicable to banks and security dealers

On 14 November 2019, FINMA published amended accounting standards applicable to banks and security dealers in Switzerland. UBS AG will be required to apply an expected credit loss (ECL) approach in its standalone financial statements under Swiss GAAP and may substantially apply the ECL approach which is applied in its consolidated financial statements under IFRS. UBS AG will adopt the new ECL requirements on 1 January 2021. A transition period is granted until 31 December 2025, during which allowances and provisions for ECL can be phased-in on a straight-line basis. Apart from these amendments, the existing guidance in FINMA Circular 2015/1 Accounting – banks remains materially unchanged and was incorporated into the new FINMA Accounting Ordinance and the new FINMA Circular 2020/1 Accounting – banks.

UBS AG standalone financial statements (audited)

Note 3a  Net trading income by business

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Investment Bank	3,098	4,079	3,094	4,024
of which: Corporate Client Solutions	27	634	30	621
of which: Investor Client Services	3,071	3,446	3,065	3,403
Other business divisions and Corporate Center	239	364	247	358
Total net trading income	3,337	4,443	3,342	4,381

Note 3b  Net trading income by underlying risk category

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Interest rate and credit instruments (including funds)	660	842	661	817
Foreign exchange instruments	889	1,164	890	1,145
Equity instruments (including funds)	1,698	2,374	1,701	2,353
Other	90	63	90	66
Total net trading income	3,337	4,443	3,342	4,381
of which: net gains / (losses) from financial liabilities designated at fair value[1]	(6,816)	6,999	(6,733)	6,956

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Sundry ordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Income from services provided to UBS Group AG or its subsidiaries[1]	1,297	1,746	1,288	1,722
Other	283[2]	40	281[2]	40
Total sundry ordinary income	1,579	1,786	1,569	1,761
Expenses from revenue transfers to UBS Group AG or its subsidiaries	(306)	(516)	(307)	(509)
Other	(15)	(83)	(15)	(81)
Total sundry ordinary expenses	(321)	(599)	(322)	(590)

1 Services provided by UBS AG primarily related to Corporate Center functions. Includes the impact of the asset transfer from UBS Limited to UBS AG. Refer to Note 25 for more information.    2 Includes compensation received for the transfer of an onerous lease provision from a subsidiary to UBS AG.

Note 5  Personnel expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Salaries	1,639	1,748	1,629	1,722
Variable compensation – performance awards	1,069	1,218	1,063	1,199
Variable compensation – other	75	74	75	73
Contractors	57	70	57	69
Social security	176	199	175	196
Pension and other post-employment benefit plans	199	9	198	12
of which: value adjustments for economic benefits or obligations from pension funds[1]	75	(131)	74	(126)
Other personnel expenses	115	139	114	136
Total personnel expenses	3,330	3,456	3,310	3,407

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

Note 6  General and administrative expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Occupancy	417	510	414	503
Rent and maintenance of IT equipment	44	38	44	37
Communication and market data services	139	150	138	147
Administration	2,598	2,857	2,579	2,817
of which: shared services costs charged by UBS Group AG or its subsidiaries	2,389	2,543	2,372	2,507
Marketing and public relations	53	80	52	79
Travel and entertainment	87	115	87	113
Fees to audit firms	18	28	18	28
of which: financial and regulatory audits	15	24	15	24
of which: audit-related services	2	4	2	4
of which: tax and other services	1	0	1	0
Other professional fees	199	285	198	281
Outsourcing of IT and other services	121	149	120	147
Total general and administrative expenses	3,676	4,212	3,650	4,151

UBS AG standalone financial statements (audited)

Note 7  Extraordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Gains from disposals of subsidiaries and other participations	26	30	26	29
Reversal of impairments of and provisions for subsidiaries and other participations	166	63	161	62
Net gains from disposals of properties	7	40	7	39
Other extraordinary income	6	37	6	36
Total extraordinary income	204	170	199	167
Total extraordinary expenses	1	0	1	0

In 2019, UBS recorded a gain of USD 23 million (CHF 23 million) on the sale of a participation. In 2018, UBS recorded gains of USD 31 million (CHF 30 million) on the sale of real estate and USD 25 million (CHF 25 million) on the sale of subsidiaries and businesses, both related to the sale of Widder Hotel.

Note 8  Taxes

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Income tax expense / (benefit)	203	(708)	202	(696)
of which: current	206	(715)	205	(703)
of which: deferred	(3)	7	(3)	7
Capital tax	42	45	41	45
Total tax expense / (benefit)	245	(663)	244	(651)

There was an income tax expense of USD 203 million (CHF 202 million) for 2019, as compared to an income tax benefit of USD 708 million (CHF 696 million) for 2018. The income tax expense for 2019 was reduced by a benefit of USD 126 million (CHF 125 million) in respect of the utilization of tax losses carried forward, primarily in Switzerland and the US. The income tax expense for 2019 relates to UBS AG’s taxable profits that were earned in other locations.

The income tax benefit for 2018 included a benefit of USD 809 million (CHF 795 million) in respect of compensation received from other group companies in relation to tax losses that were utilized by those companies. This benefit was mainly driven by a one-time election by UBS Securities LLC to capitalize real estate costs for US tax purposes, resulting in a significant amount of taxable income, which was offset by the utilization of UBS AG’s tax losses. UBS AG agreed to waive the payment of the related benefit resulting in a capital contribution by UBS AG into UBS Americas Holding LLC. The income tax benefit for 2018 also included a benefit of USD 26 million (CHF 26 million) in respect of the utilization of tax losses carried forward, primarily in Switzerland, and also an expense that related to UBS AG’s taxable profits that were earned in other locations.

For 2019, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 5.0% (2018: negative 27.0%).

Note 9  Securities financing transactions

	USD billion		CHF billion
	31.12.19	31.12.18	31.12.19	31.12.18

On-balance sheet
Receivables from securities financing transactions, gross	120.7	139.7	116.8	137.4
Netting of securities financing transactions	(57.8)	(61.8)	(56.0)	(60.8)
Receivables from securities financing transactions, net	62.8	77.9	60.8	76.6
Payables from securities financing transactions, gross	84.9	105.8	82.2	104.1
Netting of securities financing transactions	(57.8)	(61.8)	(56.0)	(60.8)
Payables from securities financing transactions, net	27.0	44.0	26.2	43.3
Assets pledged as collateral in connection with securities financing transactions	59.7	49.8	57.8	49.0
of which: trading portfolio assets	59.7	49.7	57.8	48.9
of which: assets that may be sold or repledged by counterparties	58.3	48.1	56.4	47.3
of which: financial investments	0.0	0.1	0.0	0.1
of which: assets that may be sold or repledged by counterparties	0.0	0.1	0.0	0.1

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	307.1	302.5	297.3	297.5
of which: repledged	205.4	224.9	198.8	221.1
of which: sold in connection with short sale transactions	25.3	23.5	24.5	23.1

Note 10a  Collateral for loans and off-balance sheet transactions

	31.12.19					31.12.18
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
USD million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	3	84,812	50	25,627[4]	110,491	0	81,070	81	30,304[4]	111,455
Mortgage loans, gross	4,668	0	0	0	4,668	4,737	0	0	0	4,737
of which: residential mortgages	4,507				4,507	4,580				4,580
of which: office and business premises mortgages	69				69	59				59
of which: industrial premises mortgages	0				0	29				29
of which: other mortgages	92				92	69				69
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				24,203	24,203				22,431	22,431
Total on-balance sheet, gross	4,671	84,812	50	49,830	139,363	4,737	81,070	81	52,735	138,623
Allowances	(5)	(10)	0	(147)	(161)	(10)	(5)	0	(133)	(149)
Total on-balance sheet, net	4,666	84,802	50	49,683	139,201	4,727	81,065	81	52,602	138,475

Off-balance sheet
Contingent liabilities, gross	0	3,542	1,511	8,063	13,116	0	2,954	1,779	11,286	16,019
Irrevocable commitments, gross	285	8,743	993	12,211	22,232	557	9,525	1,071	14,511	25,664
Forward starting reverse repurchase and securities borrowing transactions	0	9,288	0	0	9,288	0	4,745	0	33	4,778
Liabilities for calls on shares and other equities	0	0	0	4	4	0	0	0	5	5
Total off-balance sheet	285	21,573	2,504	20,279	44,641	557	17,225	2,850	25,835	46,466

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

UBS AG standalone financial statements (audited)

Note 10a  Collateral for loans and off-balance sheet transactions (continued)

	31.12.19					31.12.18
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	3	82,109	48	24,810[4]	106,970	0	79,711	79	29,796[4]	109,586
Mortgage loans, gross	4,520	0	0	0	4,520	4,658	0	0	0	4,658
of which: residential mortgages	4,363				4,363	4,503				4,503
of which: office and business premises mortgages	67				67	58				58
of which: industrial premises mortgages	0				0	29				29
of which: other mortgages	89				89	68				68
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				23,432	23,432				22,055	22,055
Total on-balance sheet, gross	4,522	82,109	48	48,242	134,921	4,658	79,711	79	51,851	136,299
Allowances	(4)	(9)	0	(143)	(156)	(10)	(5)	0	(131)	(146)
Total on-balance sheet, net	4,518	82,100	48	48,099	134,765	4,648	79,706	79	51,720	136,153

Off-balance sheet
Contingent liabilities, gross	0	3,429	1,463	7,806	12,698	0	2,905	1,749	11,096	15,750
Irrevocable commitments, gross	276	8,465	961	11,822	21,524	548	9,366	1,053	14,267	25,234
Forward starting reverse repurchase and securities borrowing transactions	0	8,992	0	0	8,992	0	4,666	0	32	4,698
Liabilities for calls on shares and other equities	0	0	0	4	4	0	0	0	5	5
Total off-balance sheet	276	20,885	2,424	19,632	43,218	548	16,936	2,802	25,401	45,687

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

Note 10b  Impaired financial instruments

	31.12.19				31.12.18
USD million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	428	156	199	72	381	138	155	87
Mortgage loans	196	4	192	0	65	10	55	0
Other assets	373	16	0	357	365	24	0	341
Guarantees and loan commitments	8	0	8	0	14	0	14	0
Total impaired financial instruments	1,005	177	400	429	825	173	224	428

	31.12.19				31.12.18
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	414	151	193	69	374	136	153	86
Mortgage loans	190	4	186	0	64	10	54	0
Other assets	361	15	0	346	359	23	0	335
Guarantees and loan commitments	8	0	8	0	14	0	14	0
Total impaired financial instruments	973	171	387	415	811	170	221	421

Note 11a  Allowances

USD million	Balance as of 31.12.18	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Foreign currency translation	Balance as of 31.12.19
Specific allowances for amounts due from customers and mortgage loans	149	51	(4)	(40)	3	2	161
Allowances for other assets	24	1	(2)	(10)	2	0	16
Total allowances	173	53	(6)	(49)	5	3	177

CHF million	Balance as of 31.12.18	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Foreign currency translation	Balance as of 31.12.19
Specific allowances for amounts due from customers and mortgage loans	146	51	(4)	(40)	3	0	156
Allowances for other assets	23	1	(2)	(10)	2	0	15
Total allowances	170	52	(6)	(49)	5	0	171

Note 11b  Provisions

USD million	Balance as of 31.12.18	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications / other	Foreign currency translation	Balance as of 31.12.19
Operational risks	11	2	0	(1)	0	0	0	12
Litigation, regulatory and similar matters[1]	1,149	113	(106)	(274)	1	0	(15)	867
Restructuring	50	150[2]	(9)	(51)	1	(3)	1	140
Real estate[3]	71	3	0	(7)	0	(1)	1	67
Employee benefits	29	4	(5)	0	0	(1)	0	26
Deferred taxes	52	0	(3)	0	0	0	0	50
Other	54	3	(12)	(8)	0	(1)	1	36
Total provisions	1,416	274	(135)	(341)	2	(6)	(12)	1,198

1 Includes provisions for litigation resulting from security risks.    2 Includes a transfer of an onerous lease provision from a subsidiary to UBS AG, for which UBS AG was compensated. This compensation was reflected as part of Sundry ordinary income.    3 Includes provisions for onerous lease contracts of USD 9 million as of 31 December 2019 (31 December 2018: USD 12 million) and reinstatement cost provisions for leasehold improvements of USD 58 million as of 31 December 2019 (31 December 2018: USD 59 million).

CHF million	Balance as of 31.12.18	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications / other	Foreign currency translation	Balance as of 31.12.19
Operational risks	11	2	0	(1)	0	0	0	12
Litigation, regulatory and similar matters[1]	1,130	112	(106)	(272)	1	0	(25)	839
Restructuring	49	146[2]	(9)	(50)	1	(3)	0	135
Real estate[3]	70	3	0	(7)	0	0	(1)	65
Employee benefits	29	4	(5)	0	0	(1)	0	26
Deferred taxes	51	0	(3)	0	0	0	0	48
Other	53	3	(12)	(8)	0	(1)	0	35
Total provisions	1,392	269	(134)	(338)	2	(5)	(26)	1,160

1 Includes provisions for litigation resulting from security risks.    2 Includes a transfer of an onerous lease provision from a subsidiary to UBS AG, for which UBS AG was compensated. This compensation was reflected as part of Sundry ordinary income.    3 Includes provisions for onerous lease contracts of CHF 9 million as of 31 December 2019 (31 December 2018: CHF 12 million) and reinstatement cost provisions for leasehold improvements of CHF 56 million as of 31 December 2019 (31 December 2018: CHF 58 million).

UBS AG standalone financial statements (audited)

Note 12  Trading portfolio and other financial instruments measured at fair value

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18

Assets
Trading portfolio assets	116,843	95,612	113,119	94,009
of which: debt instruments[1]	17,893	17,802	17,323	17,503
of which: listed	14,522	12,835	14,059	12,620
of which: equity instruments	96,034	75,079	92,973	73,820
of which: precious metals and other physical commodities	2,916	2,732	2,823	2,686
Total assets measured at fair value	116,843	95,612	113,119	94,009
of which: fair value derived using a valuation model	11,755	13,099	11,380	12,879
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	10,304	10,434	9,976	10,259

Liabilities
Trading portfolio liabilities	25,292	23,453	24,486	23,060
of which: debt instruments[1]	4,019	3,474	3,891	3,416
of which: listed	3,799	3,193	3,678	3,140
of which: equity instruments	21,273	19,979	20,595	19,644
Financial liabilities designated at fair value[3]	65,647	56,226	63,555	55,283
Total liabilities measured at fair value	90,939	79,679	88,041	78,342
of which: fair value derived using a valuation model	69,286	59,645	67,078	58,645

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 19 for more information.

Note 13  Derivative instruments1

	31.12.19			31.12.18
USD billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.4	3,167	0.1	0.3	2,890
Swaps	35.7	27.5	8,916	30.8	24.7	8,077
of which: designated in hedge accounting relationships	0.0	0.0	108	0.0	0.0	102
Futures	0.0	0.0	544	0.0	0.0	510
Over-the-counter (OTC) options	8.1	10.0	951	7.6	9.0	1,113
Exchange-traded options	0.1	0.1	380	0.0	0.0	254
Total	43.9	37.9	13,958	38.5	34.0	12,843
Foreign exchange contracts
Forwards	22.4	23.4	1,902	20.2	20.9	1,441
of which: designated in hedge accounting relationships[3]	0.0	0.0	0
Interest and currency swaps	23.2	24.0	3,043	25.0	24.7	2,533
of which: designated in hedge accounting relationships[3]	0.0	0.2	11
Futures	0.0	0.0	1	0.0	0.0	0
Over-the-counter (OTC) options	7.3	6.9	1,267	8.4	7.8	1,192
Exchange-traded options	0.0	0.0	8	0.1	0.1	9
Total	52.9	54.3	6,221	53.7	53.6	5,176
Equity / index contracts
Forwards	0.0	0.1	25	0.3	0.2	28
Swaps	4.1	5.8	185	4.8	5.6	171
Futures	0.0	0.0	79	0.0	0.0	62
Over-the-counter (OTC) options	5.3	7.0	245	5.6	7.4	246
Exchange-traded options	8.6	8.0	569	12.9	14.0	516
Total	18.1	20.8	1,104	23.7	27.3	1,024
Credit derivative contracts
Credit default swaps	1.8	2.1	131	1.7	2.1	141
Total return swaps	0.3	0.9	5	0.3	0.8	7
Other	0.0	0.0	4	0.0	0.0	4
Total	2.1	3.0	141	2.0	2.9	152
Commodity, precious metals and other contracts
Forwards	0.1	0.2	10	0.1	0.1	7
Swaps	0.4	0.6	29	0.7	0.4	25
Futures	0.0	0.0	12	0.0	0.0	8
Over-the-counter (OTC) options	1.0	0.4	51	0.4	0.3	35
Exchange-traded options	0.4	0.5	27	0.4	0.7	19
Total	1.8	1.7	129	1.7	1.4	94
Total before netting	118.7	117.6	21,553	119.6	119.1	19,289
of which: trading derivatives	118.7	117.5		119.6	119.1
of which: fair value derived using a valuation model	118.4	117.1		118.9	118.5
of which: derivatives designated in hedge accounting relationships	0.1	0.2		0.0	0.0
of which: fair value derived using a valuation model	0.1	0.2		0.0	0.0
Netting with cash collateral payables / receivables	(16.8)	(11.8)		(14.9)	(12.3)
Replacement value netting	(89.5)	(89.5)		(89.6)	(89.6)
Total after netting	12.4	16.3		15.1	17.3
of which: with central clearing counterparties	0.4	0.6		0.5	0.6
of which: with bank and broker-dealer counterparties	5.3	5.0		6.0	6.3
of which: other client counterparties	6.7	10.7		8.6	10.4

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Since 1 July 2019 UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar. Refer to Note 2b for more information.

UBS AG standalone financial statements (audited)

Note 13  Derivative instruments (continued)1

	31.12.19			31.12.18
CHF billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.3	3,066	0.1	0.3	2,842
Swaps	34.5	26.6	8,632	30.2	24.3	7,941
of which: designated in hedge accounting relationships	0.0	0.0	104	0.0	0.0	100
Futures	0.0	0.0	527	0.0	0.0	501
Over-the-counter (OTC) options	7.9	9.7	921	7.5	8.9	1,094
Exchange-traded options	0.1	0.1	368	0.0	0.0	249
Total	42.5	36.7	13,513	37.9	33.5	12,628
Foreign exchange contracts
Forwards	21.7	22.6	1,842	19.9	20.6	1,417
of which: designated in hedge accounting relationships[3]	0.0	0.0	0
Interest and currency swaps	22.4	23.2	2,946	24.6	24.3	2,490
of which: designated in hedge accounting relationships[3]	0.0	0.2	10
Futures	0.0	0.0	1	0.0	0.0	0
Over-the-counter (OTC) options	7.1	6.6	1,227	8.2	7.7	1,172
Exchange-traded options	0.0	0.0	8	0.1	0.1	9
Total	51.2	52.5	6,023	52.8	52.7	5,089
Equity / index contracts
Forwards	0.0	0.1	24	0.3	0.2	28
Swaps	4.0	5.6	180	4.7	5.5	168
Futures	0.0	0.0	76	0.0	0.0	61
Over-the-counter (OTC) options	5.1	6.7	238	5.5	7.3	242
Exchange-traded options	8.3	7.7	551	12.7	13.8	508
Total	17.5	20.1	1,069	23.3	26.9	1,007
Credit derivative contracts
Credit default swaps	1.7	2.0	127	1.7	2.1	139
Total return swaps	0.3	0.8	5	0.3	0.8	7
Other	0.0	0.0	4	0.0	0.0	4
Total	2.0	2.9	136	1.9	2.8	150
Commodity, precious metals and other contracts
Forwards	0.1	0.2	10	0.1	0.1	6
Swaps	0.4	0.6	28	0.7	0.4	25
Futures	0.0	0.0	12	0.0	0.0	8
Over-the-counter (OTC) options	0.9	0.4	49	0.4	0.3	34
Exchange-traded options	0.3	0.5	26	0.4	0.6	18
Total	1.7	1.7	125	1.7	1.3	92
Total before netting	114.9	113.9	20,866	117.6	117.1	18,965
of which: trading derivatives	114.9	113.7		117.6	117.1
of which: fair value derived using a valuation model	114.6	113.4		116.9	116.5
of which: derivatives designated in hedge accounting relationships	0.1	0.2		0.0	0.0
of which: fair value derived using a valuation model	0.1	0.2		0.0	0.0
Netting with cash collateral payables / receivables	(16.3)	(11.5)		(14.6)	(12.1)
Replacement value netting	(86.6)	(86.6)		(88.1)	(88.1)
Total after netting	12.0	15.8		14.9	17.0
of which: with central clearing counterparties	0.4	0.6		0.5	0.6
of which: with bank and broker-dealer counterparties	5.1	4.9		5.9	6.2
of which: other client counterparties	6.5	10.3		8.5	10.2

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Since 1 July 2019 UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar. Refer to Note 2b for more information.

Note 14a  Financial investments by instrument type

	31.12.19		31.12.18
USD million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	23,402	23,523	25,442	25,460
of which: held to maturity	3,048	3,089	1,983	1,981
of which: available-for-sale	20,353	20,434	23,460	23,479
Equity instruments	60	68	222	257
of which: qualified participations[1]	32	32	61	64
Property	1	1	2	2
Total financial investments	23,463	23,593	25,666	25,718
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	18,978	19,095	25,421	25,436

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

	31.12.19		31.12.18
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	22,656	22,774	25,016	25,033
of which: held to maturity	2,951	2,991	1,949	1,948
of which: available-for-sale	19,705	19,783	23,066	23,085
Equity instruments	58	66	218	252
of which: qualified participations[1]	31	31	60	63
Property	1	1	2	2
Total financial investments	22,715	22,841	25,235	25,287
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	18,373	18,486	24,995	25,009

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 14b  Financial investments by counterparty rating – debt instruments

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Internal UBS rating[1]
0–1	17,945	17,204	17,373	16,916
2–3	5,456	8,237	5,282	8,099
4–5	1	0	1	0
6–8	0	0	0	0
9–13	0	0	0	0
Non-rated	0	2	0	2
Total financial investments	23,402	25,442	22,656	25,016
1 Refer to Note 18 for more information.

Note 15  Investments in subsidiaries and other participations

	Registered office	Equity interest accumulated in %	Carrying amount in USD million		Carrying amount in CHF million
			31.12.19	31.12.18	31.12.19	31.12.18
UBS Americas Holding LLC[1]	Wilmington, Delaware, USA	100	32,159	31,935	31,134	31,400
UBS Switzerland AG	Zurich, Switzerland	100	7,982	7,982	7,728	7,848
UBS Europe SE2	Frankfurt, Germany	100	4,806	5,015	4,653	4,931
UBS Asset Management AG	Zurich, Switzerland	100	1,643	1,528	1,590	1,503
Other			3,041	3,069	2,944	3,017
Total investments in subsidiaries and other participations			49,631	49,528	48,049	48,698

1 Includes the impact of the contribution of real estate assets into UBS Americas Holding LLC. Refer to Note 25 for more information.    2 As of 31 December 2018, UBS Europe SE holding reflects the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, which was formally concluded on 1 March 2019. Refer to Note 25 for more information.

UBS AG standalone financial statements (audited)

Note 16a  Other assets

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Deferral position for hedging instruments	0	464	0	456
Bail deposit[1]	1,282	1,300	1,241	1,278
Settlement and clearing accounts	64	304	62	299
VAT and other indirect tax receivables	192	99	186	97
Other	1,620	1,722	1,567	1,692
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	820	1,047	794	1,030
Total other assets	3,158	3,888	3,056	3,822
1 Refer to item 1 in Note 21b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2019 for more information.

Note 16b  Other liabilities

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Deferral position for hedging instruments	1,903	0	1,843	0
Settlement and clearing accounts	207	344	200	339
Net defined benefit liabilities	87	279	84	274
VAT and other indirect tax payables	97	72	94	71
Other	1,257	1,906	1,218	1,873
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	1,024	1,461	991	1,436
Total other liabilities	3,551	2,601	3,439	2,557

Note 17  Pledged assets1

The table below provides information on assets that are primarily pledged in connection with derivative transactions and properties. The table excludes securities financing transactions.

→     Refer to Note 9 for more information on securities financing transactions

	31.12.19		31.12.18
USD million	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Securities	4,356	38	4,532	187
Pledges of property, equipment and software[2]	2,651	0	2,636	0
Total pledged assets	7,007	38	7,168	187

1 Excludes assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2019: USD 0.6 billion; 31 December 2018: USD 0.8 billion).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG.

	31.12.19		31.12.18
CHF million	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Securities	4,217	37	4,456	183
Pledges of property, equipment and software[2]	2,567	0	2,592	0
Total pledged assets	6,784	37	7,048	183

1 Excludes assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2019: CHF 0.6 billion; 31 December 2018: CHF 0.8 billion).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG.

Note 18  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheets assets.

→     Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2019 for more information

						31.12.19		31.12.18
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	USD million	%	USD million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	219,712	46	210,209	44
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	100,804	21	130,270	27
	3		A1 to A3	A+ to A–	A+ to AA–	65,739	14	56,410	12
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	12,915	3	11,928	2
	5		Baa3	BBB–	BBB–	5,457	1	5,073	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	2,662	1	1,412	0
	7		Ba2	BB	BB	3,427	1	2,512	1
	8		Ba3	BB–	BB–	42	0	10	0
	9		B1	B+	B+	493	0	679	0
Very high risk	10		B2	B	B	569	0	715	0
	11		B3	B–	B–	84	0	163	0
	12		Caa	CCC	CCC	228	0	66	0
	13		Ca to C	CC to C	CC to C	34	0	72	0
Distressed	Default	Defaulted	D	D	D	75	0	17	0
Subtotal						412,241	86	419,536	87
Switzerland						66,706	14	60,701	13
Total assets						478,946	100	480,238	100

						31.12.19		31.12.18
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	212,707	46	206,648	44
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	97,593	21	128,095	27
	3		A1 to A3	A+ to A–	A+ to AA–	63,644	14	55,464	12
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	12,503	3	11,726	2
	5		Baa3	BBB–	BBB–	5,283	1	4,988	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	2,577	1	1,389	0
	7		Ba2	BB	BB	3,317	1	2,470	1
	8		Ba3	BB–	BB–	41	0	10	0
	9		B1	B+	B+	477	0	668	0
Very high risk	10		B2	B	B	551	0	703	0
	11		B3	B–	B–	81	0	160	0
	12		Caa	CCC	CCC	220	0	65	0
	13		Ca to C	CC to C	CC to C	33	0	71	0
Distressed	Default	Defaulted	D	D	D	73	0	17	0
Subtotal						399,101	86	412,472	87
Switzerland						64,580	14	59,712	13
Total assets						463,681	100	472,184	100

UBS AG standalone financial statements (audited)

Note 19  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Fixed-rate bonds with structured features	3,221	3,510	3,119	3,451
Structured debt instruments issued:
Equity-linked	41,466	34,528	40,145	33,949
Rates-linked	15,945	11,785	15,437	11,587
Credit-linked	1,621	2,331	1,569	2,292
Commodities-linked[1]	1,567	1,774	1,517	1,745
FX-linked	439	274	425	270
Structured over-the-counter (OTC) debt instruments	1,386	2,023	1,342	1,989
Total financial liabilities designated at fair value	65,647	56,226	63,555	55,283
1 Includes precious metals-linked debt instruments issued.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2019, the total carrying amount of the host instruments was USD 3,696 million (CHF 3,578 million) (31 December 2018: USD 4,465 million (CHF 4,390 million)) and the total carrying amount of the bifurcated embedded derivatives was positive USD 54 million (CHF 52 million) (31 December 2018: positive USD 76 million (CHF 75 million)).

Note 20a  Share capital

UBS AG shares

As of 31 December 2019, UBS AG’s share capital of CHF 386 million (31 December 2018: CHF 386 million) consisted of fully paid up registered issued shares with a par value of CHF 0.10, which entitle the holder to one vote at the UBS AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG’s shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2019, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2018). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2019, 380,000,000 registered shares with a par value of CHF 0.10 each were available to be issued out of conditional capital (unchanged from 31 December 2018).

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to USD 197 million (CHF 193 million) as of 31 December 2019 (unchanged from 31 December 2018).

Note 20b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2019 or as of 31 December 2018. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

→     Refer to Note 24 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2019 for more information on significant shareholders of UBS Group AG

	31.12.19		31.12.18
USD million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	393	100	393	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	43	11	48	12
DTC (Cede & Co.), New York[1]	30	8	28	7
Nortrust Nominees Ltd., London	19	5	16	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

	31.12.19		31.12.18
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	42	11	47	12
DTC (Cede & Co.), New York[1]	29	8	28	7
Nortrust Nominees Ltd., London	19	5	16	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS AG standalone financial statements (audited)

Note 21  Swiss pension plan and non-Swiss defined benefit plans

a) Assets related to non-Swiss defined benefit plans	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Net defined benefit assets for non-Swiss defined benefit plans[1]	9	0	9	0
Total assets for non-Swiss defined benefit plans	9	0	9	0

1 As of 31 December 2019, USD 4 million (CHF 4 million) related to the UK defined benefit pension plan and USD 5 million (CHF 5 million) related to the US defined benefit pension plan, presented as Other assets.

b) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Provision for Swiss pension plan	0	0	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[1]	87	279	84	274
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	87	279	84	274
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	12	18	12	18
UBS derivative financial instruments held by Swiss pension fund	2	5	2	5
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	101	302	98	297

1 As of 31 December 2019, USD 50 million (CHF 49 million) related to the US plans and USD 22 million (CHF 21 million) related to the UK post-employment medical insurance plan. As of 31 December 2018, USD 160 million (CHF 157 million) related to the UK defined benefit pension plan, USD 82 million (CHF 81 million) related to the US plans and USD 22 million (CHF 22 million) related to the UK post-employment medical insurance plan.

c) Swiss pension plan
	USD million		CHF million
	As of or for the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Pension plan surplus[1]	441	637	427	626
Economic benefit / (obligation) of UBS AG	0	0	0	0
Change in economic benefit / obligation recognized in the income statement	0	0	0	0
Employer contributions in the period recognized in the income statement	35	48	34	47
Performance awards-related employer contributions accrued	7	10	6	10
Total pension expense recognized in the income statement within Personnel expenses	42	58	41	57

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2019 and 31 December 2018.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its UK and other non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for UK and other non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

→     Refer to Note 2 for more information

→     Refer to Note 29 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2019 for more information on non-Swiss defined benefit plans in accordance with IFRS

The Swiss pension plan had no employer contribution reserve as of both 31 December 2019 and 31 December 2018.

Note 22  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.19		31.12.18
USD million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	973	50,576	639	2,087
of which: due from/to customers	931	1,996	627	1,819
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level		47,553
Subsidiaries	79,939	79,702	97,219	74,413
of which: due from/to banks	22,516	57,167	22,849	35,114
of which: due from/to customers	17,036	2,148	21,110	1,544
of which: receivables / payables from securities financing transactions	12,229	17,556	26,453	32,558
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	24,203		22,431
Affiliated entities[2]	315	240	570	42,793
of which: due from/to customers	271	19	474	125
of which: funding received from UBS Group Funding (Switzerland) AG eligible as total loss-absorbing capacity at UBS AG level				41,782
Members of governing bodies[3]	33		34
External auditors		3		12
Other related parties		2	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS AG.

	31.12.19		31.12.18
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	942	48,964	628	2,052
of which: due from/to customers	901	1,932	616	1,788
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level		46,037
Subsidiaries	77,391	77,162	95,588	73,166
of which: due from/to banks	21,799	55,345	22,466	34,525
of which: due from/to customers	16,493	2,079	20,756	1,518
of which: receivables / payables from securities financing transactions	11,839	16,996	26,010	32,012
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	23,432		22,055
Affiliated entities[2]	305	233	560	42,076
of which: due from/to customers	262	18	466	123
of which: funding received from UBS Group Funding (Switzerland) AG eligible as total loss-absorbing capacity at UBS AG level				41,081
Members of governing bodies[3]	32		34
External auditors		3		12
Other related parties		2	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS AG.

As of 31 December 2019, off-balance sheet positions related to subsidiaries amounted to USD 10.9 billion (CHF 10.6 billion) (31 December 2018: USD 13.3 billion (CHF 13.0 billion)), of which USD 5.9 billion (CHF 5.7 billion) were guarantees to third parties (31 December 2018: USD 7.5 billion (CHF 7.4 billion)) and USD 3.9 billion (CHF 3.7 billion) were loan commitments (31 December 2018: USD 3.3 billion (CHF 3.2 billion)).

UBS AG standalone financial statements (audited)

Note 23  Fiduciary transactions

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Fiduciary deposits	212	145	205	143
of which: placed with third-party banks	212	145	205	143
of which: placed with subsidiaries and affiliated entities	0	0	0	0
Total fiduciary transactions	212	145	205	143

Fiduciary transactions encompass transactions entered into or granted by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 24a  Invested assets and net new money

	USD billion		CHF billion
	As of or for the year ended		As of or for the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Fund assets managed[1]		25		25
Discretionary assets[1]	57	184	55	180
Other invested assets	443	379	429	373
Total invested assets	500	588	484	578
of which: double counts	0	6	0	6
Net new money	19	9	19	9
1 Decrease mainly driven by the transfer of Asset Management business from UBS AG to UBS Asset Management Switzerland AG. Refer to Note 25 for more information.

Note 24b  Development of invested assets

	USD billion		CHF billion
	31.12.19	31.12.18	31.12.19	31.12.18
Total invested assets at the beginning of the year[1]	588	646	578	630
Net new money	19	9	19	9
Market movements[2]	78	(51)	76	(50)
Foreign currency translation	6	(7)	(3)	(1)
Transfer to UBS Asset Management Switzerland AG3	(189)		(183)
Other effects	(2)	(10)	(3)	(10)
Total invested assets at the end of the year	500	588	484	578
1 Includes double counts. 2 Includes interest and dividend income. 3 Refer to Note 25 for more information.

→     Refer to Note 36 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2019 for more information

Note 25  Changes in organization and other events affecting comparability

Transfer of Global Wealth Management international from UBS Switzerland AG to UBS AG

In the second quarter of 2019, the beneficial ownership of a portion of Global Wealth Management international business booked in Switzerland was transferred from UBS Switzerland AG to UBS AG to further optimize Group legal and operational structures. The transfer was made in the form of a dividend in kind in the amount of USD 2.1 billion (CHF 2.1 billion). UBS AG expects full legal transfer to take place before the end of 2022. UBS AG’s share of the profits for the full year of USD 0.4 billion (CHF 0.4 billion) is reflected in Fee and commission income from securities and investment business and other fee and commission income. Invested assets are reported in UBS Switzerland AG until the full legal transfer is completed; no double counting is applied.

Transfer of Asset Management business from UBS AG to UBS Asset Management Switzerland AG

As part of UBS’s efforts to improve the resolvability of the Group, the portion of the Asset Management business in Switzerland conducted by UBS AG was transferred from UBS AG to its indirect subsidiary, UBS Asset Management Switzerland AG. The business transfer, which was effective 1 April 2019, included a contribution at book value of net assets of USD 0.1 billion (CHF 0.1 billion) into the equity of UBS Asset Management AG. The transfer resulted in a net decrease in Net fee and commission income of approximately USD 0.3 billion (CHF 0.3 billion) and offsetting decreases in Personnel expenses and General and administrative expenses that together totaled approximately USD 0.3 billion (CHF 0.3 billion) in 2019. Invested assets decreased by USD 189 billion (CHF 183 billion) as a result of the transfer.

Merger of UBS Limited into UBS Europe SE

On 1 March 2019, the previously announced combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE was formally concluded. As a result of this transaction the impairment loss of the investment in UBS Limited for the year 2018 was reduced by USD 0.2 billion (CHF 0.2 billion). As the transaction was substantially completed in 2018, the effect of the transaction was recognized in the UBS AG standalone financial statements for the year ended 31 December 2018.

Asset transfer from UBS Limited to UBS AG

In the fourth quarter of 2018, the business transfer in connection with the UK withdrawal from the EU was largely completed. Clients and other counterparties of UBS Limited who can be serviced by UBS AG, London Branch were generally migrated in 2018. The asset transfer resulted in an increase in Net fee and commission income and an offsetting decrease in Sundry ordinary income in 2019 compared with 2018.

→     Refer to Note 4 for more information

Contribution of real estate assets into UBS Americas Holding LLC

In the second quarter of 2019, UBS AG has contributed certain real estate assets into UBS Americas Holding LLC totaling USD 0.2 billion (CHF 0.2 billion). The carrying amount of UBS AG’s investment in UBS Americas Holding LLC was increased by the book value of the derecognized real estate assets. The contribution resulted in a decrease in Income from real estate holdings of approximately USD 0.1 billion (CHF 0.1 billion) and an offsetting decrease in General and administrative expenses in 2019 compared with 2018.

→     Refer to Note 15 for more information

Provisions for litigation, regulatory and similar matters

2018 included an adjusting event after the balance sheet date of USD 340 million (CHF 334 million) for provisions for litigation, regulatory and similar matters.

UBS AG standalone financial statements (audited)

EY
Building a better working world

Ernst & Young Ltd
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P.O. Box
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Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
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To the General Meeting of

UBS AG, Zurich and Basel

Basel, 27 February 2020

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 2 to 29), for the year ended 31 December 2019.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2019 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibility* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

EY
Building a better working world

2

Legal provision and contingencies

Area of focus	We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and other contingent liabilities. Overall, the legal provision represents UBS AG's best estimate for existing legal matters that have a probable and estimable impact on the financial position of UBS AG. See note 11b to the UBS AG financial statements on page 17.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of UBS AG's key controls over the legal provision and contingencies process. We assessed the methodologies on which the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We read the legal analyses supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by UBS AG and followed up directly with external counsel as deemed necessary. We also assessed UBS AG's provisions and contingent liabilities disclosure (within note 11b).

Valuation of investments in subsidiaries and other participations

Area of focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests. See note 15 to the UBS AG financial statements on page 21.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations at UBS AG. We tested a sample of the valuation models and the inputs used in those models. We also assessed UBS AG's disclosure (within note 15).

UBS AG standalone financial statements (audited)

Building a better working world

3

Valuation of complex or illiquid trading portfolio assets and liabilities, other financial instruments and liabilities and derivative financial instruments measured at fair value

Area of focus	We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial assets and liabilities with significant unobservable inputs. We focused on market developments in fair value methodologies and specifically on the higher estimation uncertainty ("HEU") products, credit valuation adjustment ("CVA") and funding valuation adjustment ("FVA"). See note 13 and 14 to the UBS AG financial statements on pages 19 to 21.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes, including controls over market data inputs into valuation models, model governance, and valuation adjustments. We tested a sample of the valuation models and the inputs used in those models, using a variety of techniques, including comparing inputs to available market data. We selected a sample of positions and independently calculated estimated values and compared the values to UBS AG's recorded values. In addition, we evaluated the methodology and inputs used by the UBS AG in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities. We also assessed UBS AG's disclosure (within note 13 and 14).

IT Controls relevant to financial reporting

Area of focus	We focused on this area because UBS AG is highly dependent on its IT systems for business processes and financial reporting. UBS AG continues to invest in its IT systems to meet client needs and business requirements including the effectiveness of its logical access and change management IT controls. IT implementations are complex by nature and impose risks related to the migration of data and the design and operating effectiveness of key controls that could have a significant impact on the financial statements.
Our audit response	In assessing the reliability of electronic data processing, we included specialized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting including evaluation of the design and testing of the operating effectiveness of key IT logical access, change management and IT automated controls. Our audit procedures related to logical access included testing of user access management, privileged user access, periodic access right recertifications and user authentication controls. Our audit procedures related to change management included testing of management's program change test approach, approval of change requests as well as segregation of duties.

EY
Building a better working world

4

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue	Bruno Patusi
Licensed audit expert	**Licensed audit expert**
(Auditor in charge)

UBS AG standalone regulatory information

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

Key metrics

The table below is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules. During the fourth quarter of 2019, common equity tier 1 (CET1) capital decreased by USD 0.9 billion to USD 49.5 billion, mainly due to accruals for capital returns, partly offset by operating profit. Tier 1 capital decreased by USD 0.7 billion to USD 63.9 billion as the aforementioned decrease in CET1 was partly offset by an additional USD 0.3 billion of high-trigger loss-absorbing AT1 capital instruments. Risk-weighted assets (RWA) decreased by
USD 9.2 billion to USD 288.0 during the fourth quarter of 2019, primarily driven by decreases in credit and counterparty credit risk RWA related to third parties and Group entities. Leverage ratio exposure decreased by USD 21 billion, mainly due to a decrease in on-balance sheet exposures from securities financing transactions and derivatives. Average high-quality liquid assets decreased by USD 2.5 billion driven by lower average cash balances reflecting higher funding consumption by the business divisions and decreases in issued debt. Average total net cash outflows decreased by USD 1.6 billion, reflecting lower average outflows from intercompany transactions.

KM1: Key metrics
USD million, except where indicated
		31.12.19	30.9.19	30.6.19	31.3.19	31.12.18
Available capital (amounts)
1	Common equity tier 1 (CET1)	49,521	50,458	51,261	49,024	49,411
1a	Fully loaded ECL accounting model CET1[1]	49,518	50,456	51,258	49,021	49,411
2	Tier 1	63,893	64,545	64,315	61,839	59,595
2a	Fully loaded ECL accounting model tier 1[1]	63,891	64,543	64,312	61,836	59,595
3	Total capital	69,576	70,194	70,612	68,542	66,295
3a	Fully loaded ECL accounting model total capital[1]	69,574	70,191	70,609	68,539	66,295
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	287,999	297,200	294,348	300,734	292,888
4a	Minimum capital requirement[2]	23,040	23,776	23,548	24,059	23,431
4b	Total risk-weighted assets (pre-floor)	287,999	297,200	294,348	300,734	292,888
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	17.19	16.98	17.41	16.30	16.87
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	17.19	16.98	17.41	16.30	16.87
6	Tier 1 ratio (%)	22.19	21.72	21.85	20.56	20.35
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	22.18	21.72	21.85	20.56	20.35
7	Total capital ratio (%)	24.16	23.62	23.99	22.79	22.63
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	24.16	23.62	23.99	22.79	22.63
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	1.88
9	Countercyclical buffer requirement (%)	0.07	0.08	0.08	0.09	0.07
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.57	2.58	2.58	2.59	1.95
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.69	12.48	12.91	11.80	12.37
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	589,127	609,656	618,704	617,329	601,013
14	Basel III leverage ratio (%)	10.85	10.59	10.40	10.02	9.92
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.84	10.59	10.39	10.02	9.92
Liquidity coverage ratio[4]
15	Total HQLA	73,805	76,330	82,201	86,690	76,456
16	Total net cash outflow	53,960	55,607	56,626	51,434	55,032
17	LCR (%)	137	137	145	169	139

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone is provided on the following pages in this section.    4 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

UBS AG standalone regulatory information

Swiss SRB going concern requirements and information

UBS AG standalone is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

The FINMA decree issued in 2017 established the measure of total going concern capital for UBS AG. Common equity tier 1 (CET1) and high-trigger additional tier 1 capital instruments are eligible as going concern capital, and low-trigger tier 2 capital instruments remained eligible to meet high-trigger AT1 requirements until the earlier of
(i) their maturity or the first call date or (ii) 31 December 2019.

Capital requirements based on RWA and the leverage ratio denominator (the LRD) are the same under both the phase-in and fully applied rules. The capital requirements based on RWA include a minimum CET1 capital requirement of 9.64% plus the effects from countercyclical buffers (CCyBs), and a total going concern capital requirement of 13.94% plus the effects from CCyBs. The capital requirements based on LRD include a minimum CET1 capital requirement of 3.375% and a total going concern leverage ratio requirement of 4.875%. For direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments have been risk weighted at 200%. From 1 January 2019, the risk weights are being gradually raised 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

→     Refer to the “Introduction and basis of preparation” section of the 31 December 2019 Pillar 3 report available under

“Pillar 3 disclosures” at www.ubs.com/investors  for more information about the revised gone concern requirements

Swiss SRB going concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20, after transition arrangements
As of 31.12.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %[1]		in %[1]		in %		in %
Required going concern capital
Total going concern capital	14.01[2]	40,353	4.88[2]	28,720	14.01[2]	52,453	4.88[2]	28,720
Common equity tier 1 capital	9.71	27,970	3.38	19,883	9.71	36,356	3.38	19,883
of which: minimum capital	4.50	12,960	1.50	8,837	4.50	16,846	1.50	8,837
of which: buffer capital	5.14	14,803	1.88	11,046	5.14	19,242	1.88	11,046
of which: countercyclical buffer	0.07	206			0.07	268
Maximum additional tier 1 capital	4.30	12,384	1.50	8,837	4.30	16,097	1.50	8,837
of which: additional tier 1 capital	3.50	10,080	1.50	8,837	3.50	13,102	1.50	8,837
of which: additional tier 1 buffer capital	0.80	2,304			0.80	2,995

Eligible going concern capital
Total going concern capital	23.14	66,632	11.31	66,632	16.42	61,479	10.44	61,479
Common equity tier 1 capital	17.19	49,521	8.41	49,521	13.23	49,521	8.41	49,521
Total loss-absorbing additional tier 1 capital[3]	5.94	17,111	2.90	17,111	3.19	11,958	2.03	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	4.15	11,958	2.03	11,958	3.19	11,958	2.03	11,958
of which: low-trigger loss-absorbing tier 2 capital	1.79	5,153	0.87	5,153

Total loss-absorbing capacity
Required total loss-absorbing capacity	14.01	40,353	4.88	28,720	14.01	40,353	4.88	28,720
Eligible total loss-absorbing capacity	23.14	66,632	11.31	66,632	16.42	61,479	10.44	61,479

1 Requirements as stipulated by FINMA decree. These exceed the requirements according to the transitional arrangements of the Swiss Capital Adequacy Ordinance (the CAO), which require a minimum total going concern capital ratio of 13.4% plus the effect of the countercyclical buffer (CCyB) of 0.07%, of which 9.5% plus the effect of CCyB of 0.07% must be satisfied with CET1 capital, as well as a minimum total going concern leverage ratio of 4.5%, of which 3.2% must be satisfied with CET1 capital. As of 1 January 2020, the capital requirements as per the revised CAO will apply.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20, after transition arrangements
USD million, except where indicated	31.12.19	30.9.19	31.12.18	31.12.19	30.9.19	31.12.18

Eligible going concern capital
Total going concern capital	66,632	67,267	63,225	61,479	62,142	57,217
Total tier 1 capital	61,479	62,142	57,217	61,479	62,142	57,217
Common equity tier 1 capital	49,521	50,458	49,411	49,521	50,458	49,411
Total loss-absorbing additional tier 1 capital	11,958	11,684	7,805	11,958	11,684	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	11,958	11,684	7,805	11,958	11,684	7,805
Total tier 2 capital	5,153	5,125	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,153	5,125	6,008

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	287,999	297,200	292,888	374,351	382,770	383,578
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	34,418	32,803	31,711	41,973	40,004	39,639
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	96,307	95,784	82,762	175,104	174,153	165,525
Leverage ratio denominator	589,127	609,656	601,013	589,127	609,656	601,013

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	23.1	22.6	21.6	16.4	16.2	14.9
of which: common equity tier 1 capital ratio	17.2	17.0	16.9	13.2	13.2	12.9

Leverage ratios (%)
Going concern leverage ratio	11.3	11.0	10.5	10.4	10.2	9.5
of which: common equity tier 1 leverage ratio	8.4	8.3	8.2	8.4	8.3	8.2

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying amount for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 December 2019: USD 16,789 million; 31 December 2018: USD 15,856 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2019: USD 43,776 million; 31 December 2018: USD 41,381 million), is risk weighted at 205% and 220%, respectively, for the current year (31 December 2018: the applicable risk weight was 200% for both Swiss-domiciled and foreign-domiciled investments). Risk weights will gradually increase by 5 percentage points per year for Swiss-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
USD billion	31.12.19	31.12.18
Equity – Swiss banking law[1]	51.7	51.1
Deferred tax assets	0.2	0.5
Valuation differences for investments in subsidiaries	1.7	1.6
Accruals for proposed dividends to UBS Group AG	(3.9)	(3.3)
Other	(0.2)	(0.5)
Common equity tier 1 capital	49.5	49.4
1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

UBS AG standalone regulatory information

Leverage ratio information

Swiss SRB leverage ratio denominator

USD billion	31.12.19	31.12.18

Leverage ratio denominator
Swiss GAAP total assets	478.9	480.0
Difference between Swiss GAAP and IFRS total assets	122.3	118.6
Less: derivative exposures and SFTs[1]	(220.4)	(236.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	380.8	361.9
Derivative exposures	94.8	99.3
Securities financing transactions	92.6	114.2
Off-balance sheet items	21.7	26.1
Items deducted from Swiss SRB tier 1 capital	(0.8)	(0.5)
Total exposures (leverage ratio denominator)	589.1	601.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
USD million, except where indicated	31.12.19	30.9.19	30.6.19	31.3.19	31.12.18
Total tier 1 capital	63,893	64,545	64,315	61,839	59,595
Total exposures (leverage ratio denominator)	589,127	609,656	618,704	617,329	601,013
BCBS Basel III leverage ratio (%)	10.8	10.6	10.4	10.0	9.9

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 4Q19[2]	Average 4Q18[2]
High-quality liquid assets	74	76
Total net cash outflows	54	55
of which: cash outflows	160	169
of which: cash inflows	106	114
Liquidity coverage ratio (%)	137	139

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2019 and 64 data points in the fourth quarter of 2018.

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

Zurich, 28 February 2020

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)    on Form F-3 (Registration Number 333-225551), and each related prospectus currently outstanding under such registration statement,

(2)     on Form F-4 (Registration Number 333-234705), and each related prospectus currently outstanding under such registration statement,

(3)    on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(4)    the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(5)    the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(6)    the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 27 February 2020, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2019 included in this Report of Foreign Private Issuer (Form 6-K) dated 28 February 2020, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue Marie-Laure Delarue Licensed Audit Expert	/s/ Ira S. Fitlin Ira S. Fitlin Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  February 28, 2020